FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

  Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities
               Exchange Act of 1934 For the month of March, 2000

                               Meridian Gold Inc.
                               9670 Gateway Drive
                               Reno, Nevada 89511
                                 (775)850-3777
                               (775)850-3733 fax

[Indicate by check mark whether the registrant files or will file annual reports under over Form 20-F or Form 40-F.]

                           Form 20-F [ ] Form 40-F [X]
                                    -----         -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]
                                    -----  -----

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- -------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MERIDIAN GOLD, INC.

March 28, 1999                                 By:             Brian J. Kennedy
                                              /s/  -----------------------------
                                           President and Chief Executive Officer

1999 ANNUAL REPORT

Corporate Profile
-----------------

Meridian Gold Inc. is a growing low-cost gold producer and a very successful mine finder facing a bright future. Meridian-discovered gold deposits include the new 100%-owned El Penon Mine in northern Chile; the Jerritt Canyon Mine (30% owned), currently in production with Anglogold as the operator; the Rossi project, currently under a joint venture agreement with Barrick gold Corporation; and the highly profitable Paradise Peak Mine, which was exhausted in 1996.

Meridian has established a solid reputation for great exploration and efficient operations. Through concentrated efforts, we expect that this reputation will remain intact.

Meridian's shares are traded on The Toronto Stock Exchange under the symbol MNG and on the New York Stock Exchange under the symbol MDG.

1999 Message to Shareholders
----------------------------

While rollercoasters are not our business, we and the rest of the gold industry rode a good one this past year. With gold hitting a valley of less than $253 in July and a peak of nearly $338 in October, the gold business has been challenging and exciting, if a little frustrating at times.

Be advised: The vagaries of the gold market have not changed our focus. We are in the gold business to stay, and we will stay focused on gold. We aim to grow our gold business, and we believe that profitable, low-cost production is the best way to grow - that's why we're so excited about El Penon and Jerritt Canyon, and about the encouraging prospects at Rossi. All three of these deposits were discovered by Meridian's geologists, and are an excellent manifestation of the exploration and growth focus that feeds the spirit of this company.

Of course, while the spirit of Meridian comes from its exploration focus and its strong history of exploration success, the heart of the company must be strengthened by continually improving operating results. You see, finding gold is only half the challenge - once you discover it, you'd better be able to efficiently and economically get it out of the ground.

Meridian performed well throughout the rollercoaster ride of 1999, even if the share price sometimes suffered from what we will euphemistically call the "oddities" of the market. In the midst of very low gold prices, we completed construction of our great new El Penon mine in Chile and produced better-than-projected cash flows from our Beartrack operation - in fact, Beartrack's performance set records for the mine in production and cash costs, and set an annual gold production record for the state of Idaho. The Rossi Joint Venture exploration program, directed and funded by Barrick Gold Corporation, progressed smoothly and is starting to generate encouraging results from this well-placed property on the Carlin trend in Nevada. Exploration successes continue at El Penon, which is still largely unexplored and which still makes the hearts of our geologists race with anticipation. We entered into a joint venture agreement with International Northair Mines Ltd. on the Venturina property in Mexico, which we hope will be the first of many deals in Mexico and other Latin American countries as we seek our next gold mine. We maintained our strong balance sheet, ending the twentieth century with a cash balance of about $20 million, debt of $30 million (used for El Penon's construction), and a relatively modest five-year hedge position which was put in place as a requirement of the El Penon financing.

Meridian Gold, as an independent entity, is now about three-and-a-half years old. For those shareholders who have stayed with us from the beginning, returns have been good, even though the trying times of the gold market over the last three years have sometimes required patience and foresight. Meridian shares were initially issued at Cdn.$5.00. At December 31, 1999, the shares closed at a price of Cdn.$9.80. That's a gain of 96%, and if you assume annual compounding over this roughly three-and-a-half-year investment time frame, the average annual return was 21%. That's good in any industry. The XAU gold index, over the same period of time, fell from 124.35 to 67.97, a decline of 16% annually on average, while the TSE Gold & Silver Index also dropped, from a lofty 11,183 in the wistful good times for gold to 4,875, and an average annual decline of more than 21%.

There are two primary reasons for Meridian's rise during a time when most of the rest of the industry was suffering. First, over that three-and-a-half-year time frame, Meridian's gold reserves and resources increased 84%, from 3.2 million ounces to 5.7 million ounces. Second, most of that increase in ounces consisted of high-quality, low-cost ounces that will provide Meridian with excellent cash-generating potential. And we're not out of breath - there's plenty left to achieve and we're ready to begin. Meridian's plan to continue building shareholder value can be split into three parts: short-term, medium-term and long-term. In the short term, our success will hinge on how well we execute on El Penon.

In the medium term, we believe that potential production from Rossi can take the place of the production we will be losing from Beartrack as it winds down. In addition, recent exploration results at Jerritt Canyon are leading us to believe that this already long-lived operation can both continue to extend its life and actually improve its cash flow generation capability. In fact, we are looking at the possibility of increasing the amount of high-grade underground ore fed to the mill, which would replace a portion of the lower-grade feed from stockpiles. That would translate into higher production, lower cash costs, and increased cash flow, even after accounting for the additional development capital that would be needed. In addition to Rossi and Jerritt Canyon, we are seeking acquisition opportunities, especially of advanced stage projects, that could make positive contributions to the company's value in the medium term.

For the long-term, our greatest leverage comes from our strong geology group, who will be focusing both on grassroots programs and advanced-stage acquisition and development. With a history of five grassroots discoveries of which four have become successful mines, we're confident that our geology team will continue to provide value by generating the most profitable type of growth - organic growth from our own efforts.

Irrespective of any benefits we might get from a rising gold price in the future, we expect to continue providing value for our shareholders by continuing to improve our operating ability, by continuing our success at finding quality gold deposits, and by continuing to treat our gold focus as a business.

We would like to announce the following changes to Meridian's management which occurred in January of 2000. After successfully building the El Penon mine on schedule and on budget, we are shifting Mr. Gonzalo Tufino's efforts to help create the next chapter for Meridian. Mr. Tufino will now focus his efforts on finding our next development project in South America as Vice President, Development. Mr. Edgar Smith will assume the responsibility of Vice President and General Manager at El Penon. Mr. Smith brings a wealth of operating experience to this critical project.

On behalf of the Board of Directors, February 23, 2000,

David S. Robertson
CHAIRMAN OF THE BOARD

Brian J. Kennedy
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Gold
----

You don' t have to be romantic or nostalgic to appreciate gold - it is one of the most beautiful and useful metals on the planet. Not only is it the metal of choice for jewelry (over three-quarters of gold demand is for jewelry fabrication) and the ONLY universally accepted medium of exchange in the world, it is one of the most useful elements in science and industry because of its very unique physical attributes. These attributes include:

o Non-reactivity, even with oxygen - systems that must work reliably over a long period of time, like the airbag sensor system in your car or truck, need gold

o Electrical  conductivity - gold is among the most  electrically  conductive of
all   metals,   and  has  been  found  to  be  very  useful  in  the  making  of semi-conductors and other computer components

o Thermal conductivity - the main engine nozzle of the Space Shuttle uses a 35% gold alloy to transfer temperatures up to 3300 degrees Celsius away from sensitive instruments

o Reflectivity of Infrared light - high-purity gold reflects up to 99% of infrared rays, making it a key element in protecting satellites and in infrared heat applications

o Ductility and Malleability - an ounce of gold can be formed into a wire five miles long - one ounce!

o Non-toxicity and Biological inactivity - gold is used extensively in dentistry, medical research, and even for the treatment of arthritis

Meridian's outlook on the price of gold continues to be positive. With supply becoming more stable, in part due to the Washington Agreement signed by 15 European Central Banks last year, and demand continuing to grow, the future of gold looks strong. Meridian will continue with its strategy of remaining largely unhedged - or "leveraged" to the price of gold - with the belief that the ultimate hedge against low gold prices is low costs of production.

El Penon
--------

Summary

o  High-grade gold/silver mine in Northern Chile
o Start-up on September 1, 1999 - first gold pour September 20, 1999 o Year-end 1999 reserves of 1,233,000 ounces of gold and 19.3 million ounces of silver o Year-end 1999 resources of 1.7 million ounces of gold and 29.1 million ounces of silver
o Year 2000 annual production estimated at 250,000 ounces of gold at cash costs of less than $75 per ounce, net of silver credits

After a construction period lasting only a short ten months, the El Penon mine started production on September 1, 1999. The first gold was poured on September 20 and the mine reached its goal of producing 20,000 ounces through the end of the year. The mine was dedicated on January 21, 2000, with the President of the Republic of Chile, Eduardo Frei Ruiz Tagle, in attendance. We are very proud of the tremendous effort from our entire El Penon workforce, who made this start-up so successful.

Up until the beginning of 2000, the mill was processing only open pit ore, which was significantly lower in grade than the underground ore which is now providing the primary feed. Now that commercial production has begun and high-grade underground ore is being fed to the mill, El Penon is well on its way to achieving its 2000 target of 250,000 ounces of gold and 3.5 million ounces of silver at a gold cash cost of less than $75 per ounce.

Underground work (drilling and drifting) at the very high-grade Quebrada Colorada deposit was successful in bringing a significant amount of that resource into a reserve, after only one year of activity. This work was part of the planned mining, drilling, and development. The success of this resource to reserve conversion underscores the high quality nature of the deposit at Quebrada Colorada.

To put it simply, El Penon will be a very profitable mine. The gold deposits are high-grade, primarily underground, with high silver content and good metallurgy. The process design is efficient in capital and operating costs, and the operating team is well-trained and capable. Finally, the support of the community of Antofagasta and the government of Chile has been first rate - we look forward to a long and prosperous partnership with the people in Region II of the Republic of Chile.

Underground mining at El Penon is carried out by Constructora Gardilcic, a contract miner. Gardilcic continues to improve its efficiency and is meeting the mining targets set by the Company. The processing facilities, which consist of crushing, SAG milling, a gravity circuit, a counter-current decantation, and a Merrill-Crowe circuit to produce dore bars of gold and silver, are performing at design specifications after a relatively smooth start-up phase.

Jerritt Canyon
--------------

Summary

o Year 1999 production of 109,000 ounces at a cash cost of $191 per ounce
o Year 2000 estimated production of 100,000 ounces at a cash cost of $200 per ounce
o Aggressive exploration program for 2000 o Continuous production since 1981

Since 1981, Jerritt Canyon has been a consistent, quality gold mine. It has been a solid long-term asset for Meridian.

In 1999, Jerritt Canyon, 30%-owned by Meridian and now operated by Anglogold, produced 109,000 ounces for Meridian's account at cash costs of $191 per ounce. The resulting cash flow was nearly $5 million, exceeding budget expectations. During the year, open pit mining ceased at Jerritt Canyon with the completion of the Dash open pit. The bottom two benches of the pit yielded more than 49,000 unplanned ounces of gold at an average grade of 0.46 opt. A new drill program subsequently defined additional mineralization of similar grade. This area of mineralization is being considered as part of a new area of underground development. Jerritt Canyon will continue its long life into 2000 and beyond as a collection of underground mines to be supplemented over the next few years by the remaining above-ground stockpiles. For 2000, Meridian's share of gold production at Jerritt Canyon is expected to be 100,000 ounces at a cash cost of about $200 per ounce.

Exploration work continues as it has for nearly 30 years at Jerritt Canyon, and results in 1999 were especially encouraging. In fact, because of some recent encouraging results, we are now looking at the possibility of increasing the amount of high-grade underground ore delivered to the mill on a daily basis, thus decreasing the amount of lower-grade stockpiles currently being used. This would be a change for the long-term, and would translate into higher annual production and lower cash costs.

Surface exploration work at Jerritt Canyon was focused on drilling for reserve definition and new mine exploration. Resource to reserve conversion drilling was concentrated around SSX and the Dash-Smith areas. This drilling took place primarily within large areas of higher-grade resource and was successful in nearly replacing mine production in 1999. In general, reserve replacement is a trend that has occurred in the Jerritt Canyon district since the inception of mining in 1981.

We look forward to another strong year at Jerritt Canyon.

Beartrack
---------

Summary


o Outstanding 1999 performance of 133,000 ounces at a cash cost of $140 per ounce
o Year 2000 estimated production of 60,000 ounces at cash costs of less than $150 per ounce
o Mine  operations  cease in March of 2000,  but heap gold production  continues
o Exemplary environmental and safety record

Beartrack, in its last full year of mining, performed at record-setting levels. Gold production of 133,000 ounces was a new annual gold production record both for the mine and for the state of Idaho, and combined with cash costs of $140 per ounce, those ounces provided $18 million of cash flow. This cash flow from Beartrack made it possible for the Company to complete the construction of El Penon without having to draw on its additional $20 million line of credit. For 2000, Beartrack will produce about 60,000 ounces from the ore already on the heap leach pads, at cash costs of less than $150 per ounce. An additional 10,000
- 20,000 ounces should be recovered in 2001 as the leach pads are rinsed of residual gold and silver and reclaimed.

Along with good production and cash cost performance, the Beartrack mine had another great year with regards to safety performance. During the year, the mine reached 997,000 operating person hours before experiencing only the second lost time accident in its five year history. Meridian is very proud of this safety record at Beartrack.

As the mine is approaching the end of its productive life, reductions in force have begun. Thanks to the hard work of dedicated employees in Salmon, Idaho, the reductions in force have proceeded very smoothly, with efforts from Meridian, the community, the state, and the federal agencies to make sure that work transition programs are operating effectively.

When Beartrack ceases operations, we will be sad to see it end, but we will leave having gained much from the Beartrack operating experience and with our good reputation as operators and solid members of the community intact. Thank you, Salmon, Idaho!

Rossi
-----

Summary

o Underground decline into the STORM resource completed in December 1999
o Underground drilling began in January 2000
o 1 million ounces of currently identified high-grade gold resource
o $2.7 million planned for both surface and underground programs

All work on the Rossi property in 1999 was carried out and funded by our joint venture partner, Barrick Gold Exploration Inc. Barrick will obtain its 60% interest in Rossi by spending a total of $15 million by June 6, 2003. Through 1999, Barrick spent approximately $7 million, with another $2.7 million planned for exploration in 2000.

Barrick's 1999 exploration campaign for Rossi consisted of both surface and underground activities. The surface program incorporated property-wide detailed geologic mapping, rock sampling, 6,096 meters of trenching, and 248 line-kilometers  of ground  magnetics,  culminating  in 21 drill holes  totaling
10,829 meters. These activities were primarily focused on extending known mineralized regions (49'er and End Zones), but included identification of new target areas within the 27.7 square-kilometer Rossi property.

Underground efforts centered on the successful completion of the initial phase of the STORM exploration decline (production-ready), which was started in March and was completed in December. With its portal near the bottom of Glamis Gold's Dee open-pit, the decline finished with nearly 1,250 meters of total development and has successfully reached the high-grade one million ounce STORM Resource. A 40-hole, 4,572 meter, underground drill program began in January 2000 to better define a portion of the resource's high-grade mineralization at the 49'er Zone. Drilling will also target 49'er Zone mineralization extensions down-dip and along strike. Positive results from the underground drilling at Rossi will help confirm the existence of another deposit on the northern Carlin Trend.

Exploration
-----------

Summary

o Year 1999 exploration spending of $10.9 million
o Planned expenditures for 2000  of  $10  million
o Priority exploration targets in Mexico and Peru established
o Office established in Lima, Peru in 1999

Ongoing exploration work is in progress at two of Meridian's three producing properties - Jerritt Canyon and El Penon - and the Rossi advanced stage property. A large measure of Meridian's successes, however, have always come from quality grassroots exploration programs.

Surface exploration work at El Penon in 1999 was focused on drilling, with 262 holes totaling more than 58,000 meters completed. Nearly all of this work was concentrated in the core area of the property. A modest amount of high-grade underground resource was added for the year on the north and south ends of Quebrada Colorada. These resources will receive further underground exploration to upgrade their status during the planned development of that deposit. At El Valle, the grade of the initial feasibility study resource was significantly upgraded and should present a future underground and possible open pit target. Although additional mineralization was encountered at Cerro Martillo, the resource for this area was not re-estimated.

In 1999,  after focusing for the prior two years primarily on El Penon and Rossi
- both Meridian grassroots discoveries, Meridian embarked on another aggressive grassroots program. The targeted areas were Argentina, Mexico, Peru and Nevada. As the program progressed and was refined during the year, Mexico and Peru moved to the forefront of Meridian's attention. In Peru, an exploration office was opened in Lima to support our exploration program.

In Mexico, grassroots investigation led to the June 29 announcement of a joint venture between Meridian and International Northair Mines Ltd. on the Venturina property in the State of Chihuahua. Under the agreement, Meridian may earn up to a 65% initial interest in the property by paying $1.035 million to Northair, spending $2 million in exploration and development work, and reimbursing Northair for all underlying obligations, all over four years. In exploration, we will need to make a number of these arrangements in order to accomplish future success.

Corporate Responsibility
------------------------

As we've both said and  proven,  Meridian is serious  about being a  responsible company with regards to the environment and the health and safety of its employees. This history of safety and environmental responsibility has benefited our shareholders by creating a productive workforce and by engendering good relations between Meridian and communities, government authorities, and investors. We're excited to work with our new neighbors in Chile, where the El Penon mine is located, and we have been very pleased with their cooperative approach. Chile is indeed a great country in which to live and do business.

Beartrack has experienced only two lost-time accidents in six years of construction and operation. Beartrack has been a multiple recipient of the U.S. Bureau of Mines' Sentinels of Safety Award, and most recently received a Safety Achievement Award from Liberty Northwest Companies, which underwrites the mine's worker compensation insurance. Beartrack received a Special Project Award in 1997 from the Idaho Land Board for its work on improving a 36-acre wetlands area around Napias Creek, and has consistently enjoyed the support of the community of Salmon, Idaho.

At El Penon we are working hard to establish a culture of safety and environmental responsibility. Our reclamation plans for El Penon, which incorporate an innovative, effective, and economical compacted dry-tailings process, have been fully endorsed by the Chilean authorities. Safety at our newest mine is an important priority, and is being enforced under a focused program of training and accountability.

Finally, our reclamation program at Royal Mountain King is being viewed as a model for others to follow in the state of California. It is that kind of example which we will continue to be.

Statistical Summary
-------------------

                                      1999      1998     1997     1996     1995
                                     ------    ------   ------   ------   ------
MILLING OPERATIONS
Tonnes of ore processed (thousands)
Jerritt Canyon (Meridian Gold share)    438      404      419      726      802
El Penon*                               165       --       --       --       --
Gold ore grade
(grams per tonne milled)
Jerritt Canyon                          8.6      8.7      7.4      4.5      4.4
El Penon*                               4.8       --       --       --       --
Gold recoveries
Jerritt Canyon                          91%      91%      91%      88%      86%
El Penon*                               94%       --       --       --       --
LEACHING OPERATIONS (BEARTRACK)
Tonnes of ore mined (thousands)       4,671    4,088    3,764    3,969    3,539
Gold ore grade
 (cyanide soluble grams per tonne)      1.1      0.8      0.9      0.9      1.2
Gold recovery                           90%      90%      90%      90%      90%
PRODUCTION (THOUSANDS OF OUNCES)
Gold
Jerritt Canyon (Meridian Gold share)    109      105       96       93       98
El Penon*                                21       --       --       --       --
Beartrack                               133      110      107      109       49
Paradise Peak                            --       --       --       --        4
Silver
El Penon*                               214       --       --       --       --
Total Gold                              263      215      203      202      151
Total Silver                            214      109       60       38       27
Cash Cost of Production
(United States $ per gold ounce)
Jerritt Canyon                          191      187      209      297      250
Beartrack                               140      220      202      190      166
Paradise Peak                            --       --       --       --      155
Average                                 163      204      205      239      221

The  calculation  of  cash  costs  of  production   conforms  to  the  standards
recommended by the Gold Institute.

* El Penon: Figures do not represent commercial production, which commenced on January 1, 2000. Operating costs for 1999 were capitalized as part of the project.

CAUTIONARY STATEMENT: Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or impliedly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of ore reserves, mineral deposits and ore grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of common shares, dilution and certain anti-takeover effects.

Market for the Registrant's Common Equity and Related Shareholder Matters
-------------------------------------------------------------------------

The principal public trading markets for Meridian Gold common shares are The Toronto Stock Exchange and the New York Stock Exchange. The quarterly high and low trading prices of Meridian Gold common shares as reported on such exchanges for the years ended December 31, 1999 and 1998 are set forth in the table of Supplementary Data on page 40.

The year-end 1999 market price of Meridian Gold shares was $6 13/16 on the New York Stock Exchange. At year-end 1999, the shares closed on The Toronto Stock Exchange at Cdn.$9.80 per share.

Meridian Gold had 413 shareholders of record as of December 31, 1999.

Selected Financial Data
-----------------------

The following selected financial data, for the years 1995 through 1999, have been derived from the consolidated financial statements of Meridian Gold Inc.


(IN MILLIONS OF UNITED STATES DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                               1999       1998       1997       1996       1995
                              ------     ------     ------     ------     ------

Summary of Operations
Sales                         $ 71.2     $ 65.7     $ 68.7     $ 76.2    $ 57.4
Costs and expenses
Cost of sales                   53.0       49.0       54.6       54.3      29.8
Depreciation, depletion,
and amortization                18.9       22.1       23.3       21.0      21.2
Exploration costs               10.2       13.1       31.1       13.4      10.8
Selling, general and
administrative expenses          5.0        7.2        6.2        6.4       5.1
Other operating expense
(income)                        (0.9)      (3.6)       0.4        1.9       0.3
Provision for impairment
of mining properties              --       19.8       26.2         --        --
Total costs and expenses        86.2      107.6      141.8       97.0      67.2
Operating loss                 (15.0)     (41.9)     (73.1)     (20.8)     (9.8)
Interest income                  1.7        2.7        3.7        4.9       5.9
Gain (loss) on sale of assets   (0.4)        --        0.2         --       1.7
Loss before income taxes       (13.7)     (39.2)     (69.2)     (15.9)     (2.2)
Income taxes                      --         --         --         --       4.5
Net income (loss)            $ (13.7)   $ (39.2)   $ (69.2)   $ (15.9)    $ 2.3
Net income (loss) per
common share                 $ (0.19)   $ (0.53)   $ (0.94)   $ (0.22)    $ 0.03
Weighted average common
shares outstanding
 (thousands)                   73,726     73,609     73,601     73,563    73,484
Total Assets at
December 31                  $ 141.5    $ 110.1    $ 147.9    $ 214.6    $ 225.2
Total Long-term debt
(including current
portion) at December 31       $ 30.0    $   --     $   --     $   --     $   --

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                 ---------------------------------------------

Financial Review

SALES AND NET LOSS

Sales for 1999 increased to $71.2 million from $65.7 million in 1998, reflecting a record production year for the Beartrack mine. Revenues were not recognized for the 21,000 ounces of gold produced at the new El Penon mine in 1999, as the mine was still in its start-up phase and all operating costs were capitalized. Gold production, excluding El Penon, was 242,000 ounces, versus 215,000 ounces in 1998, and the average realized price of gold was $295 per ounce, compared to $307 per ounce in 1998. Sales in 1999 include income of $2.9 million recognized on the closing of put options covering 44,000 ounces of gold; 1998 sales included income of $2.8 million gain on put options covering 33,000 ounces of gold.

Cost of sales was $53.0 million in 1999 versus $49.0 in 1998. This increase was largely attributable to a 1999 charge of approximately $5.7 million relating to an increase in the Company's reclamation liability for the Royal Mountain King mine. Average cash costs declined sharply to $163 per ounce of gold from $204 per ounce in 1998, due to improvements in mining productivity at Beartrack. Beartrack cash costs decreased to $140 per ounce from $220 per ounce. At Jerritt Canyon, cash costs per ounce were $191 per ounce, versus $187 per ounce in 1998.

Exploration expenditures decreased from $13.1 million in 1998 to $10.2 million in 1999. This decrease was planned and was the result of a refocusing and rationalization of the Company's exploration program in response to the low gold price environment. In addition to continuing efforts to expand reserves and resources at El Penon, 1999 exploration activities focused on increasing reserves at Jerritt Canyon and on initiating strong grass roots exploration programs in Mexico and Peru. Included in expenses for Peru were the costs of setting up an exploration office in Lima. Selling, general and administrative expenses decreased to $5.0 million in 1999 from $7.2 million in 1998.

Meridian's net loss for the year was $13.7 million, compared with a net loss of $39.2 million in 1998. The net loss in 1998 included a non-cash charge for mining property impairments of $19.8 million relating to the Beartrack mine due to the low gold price environment. The Company did not recognize a tax benefit in either 1998 or 1999.

LIQUIDITY AND CAPITAL RESOURCES

Cash to meet the Company's operating needs, to finance capital expenditures and to fund exploration activities was provided from operations, from existing cash reserves, and from a $30 million project loan obtained from Standard Bank of London Limited. Cash provided by operating activities was $21.1 million in 1999, compared to cash provided by operating activities of $3.8 million in 1998. The improvement in 1999 is due to lower operating cash costs, higher production, lower exploration spending, and collection of $5.7 million in recovered value-added tax (VAT) related to the company's Chilean operations. At December 31, 1999, cash and cash equivalents totaled $20.8 million, vs. $34.1 million as of the previous year end.

In 1998, the Company had agreed in principle to the terms of a $50 million loan facility with Standard Bank of London Limited. In 1999 the terms of the loan were finalized and the Company drew down $30 million. The financing is secured by the El Penon assets and by a Corporate guarantee until commercial production, as defined by the terms of the loan, is achieved. Upon reaching commercial production, the Corporate guarantee will be eliminated and the project assets alone will secure the loan. The interest rate is 2.25% over the London Interbank Lending Rate (LIBOR) through the end of performance testing; thereafter, the rate will be 2% over LIBOR. The loan matures over a period beginning June 30, 2000 and ending June 30, 2004. Interest incurred in 1999, which was capitalized as part of the El Penon mine, was $1.4 million.

In connection with this financing, the Company has entered into contracts for forward sales of 9.3 million ounces of silver at a price of $5.34 per ounce, and 485,000 ounces of gold at prices ranging from $305 to $321 per ounce. These contracts mature over the life of the loan, beginning in January 2000. The total ounces hedged represent approximately one-third of the project's estimated annual production of gold and one-half of the annual production of silver for the years that the hedges are in effect.

Capital expenditures increased to $64.9 million in 1999 from $23.8 million in 1998 due to the development of El Penon. At El Penon, 1999 expenditures were $58.1 million, compared to $12.6 million in 1998. Expenditures in 1999 related to Jerritt Canyon were $6.4 million, down from $9.2 million in 1998, reflecting decreased development costs related to the startup of the SSX underground mine. At Beartrack, 1999 expenditures decreased to $0.1 million from $1.3 million in 1998 as the mine neared the end of its life.

Expected cash requirements for 2000 include approximately $16.4 million for planned capital expenditures, directed toward additional underground development of the El Penon and Jerritt Canyon mines. Exploration spending in 2000 is expected to be approximately $10.0 million. The Company expects to fund all of these cash requirements from cash flows from operations and existing cash reserves.

Should the Company decide to develop other exploration and development properties, significant additional capital may be required. The Company believes that these capital requirements could be funded by existing cash reserves and by borrowings from third parties (including the $20 million available from Standard
Bank), although no assurance can be given that such borrowings will be available at rates acceptable to the Company.

ARRIVAL OF THE YEAR 2000

The Year 2000 issue, which had the potential to cause computers and date-sensitive devices which employ microprocessors to be unable to correctly process data for dates occurring after 1999, was of high concern in 1999. In 1997, Meridian Gold implemented an action plan to address the impact of potential Year 2000 problems on the Company and all action plans had been completed before the end of 1999. The cost of testing and compliance or upgrade measures was not significant at less than $100,000. The company has not, as of the date of this report, experienced any material problems relating to the Year 2000 issue, either from internal systems or through its refiners and suppliers.

OUTLOOK

Gold production is estimated to be approximately 410,000 ounces in 2000. El Penon is expected to produce 250,000 ounces, with Beartrack and Jerritt Canyon contributing 60,000 ounces and 100,000 ounces, respectively. Exploration efforts will be focused on increasing reserves and resources at El Penon, continuing exploration programs at Jerritt Canyon, evaluating the Venturina project in Chihuahua State in Mexico which is the subject of a joint venture agreement with International Northair Mines Ltd., and "grass roots" prospecting, primarily in Mexico and Peru. Exploration work is also planned at the Company's Rossi project in Nevada. Funding will be provided by the Company's joint venture partner, Barrick Gold Corporation, under the terms of the joint venture agreement.

Independent Auditors' Report
----------------------------

The Board of Directors and Shareholders,

MERIDIAN GOLD INC.:

We have audited the accompanying consolidated balance sheets of Meridian Gold Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the years in the three-year period ended December 31, 1999 which have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Meridian Gold Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999 in conformity with accounting principles generally accepted in Canada.

KPMG LLP
Denver, Colorado
February 9, 2000

Management Responsibility for Financial Statements
--------------------------------------------------

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that its assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets with the external auditors to satisfy itself that the management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by KPMG LLP. Their report outlines the scope of their examination and their opinion on the consolidated financial statements.

Brian J. Kennedy
President & Chief Executive Officer

Edward H. Colt
Vice President, Finance & Chief Financial Officer

February 9, 2000

Consolidated Statements of Operations
-------------------------------------


YEAR ENDED DECEMBER 31
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE DATA)

                                                 1999         1998        1997
                                               ---------   ---------   ---------

Sales                                         $ 71,247     $ 65,676    $ 68,740
Costs and expenses
Cost of sales                                   53,013       48,961      54,544
Depreciation, depletion, and amortization       18,869       22,168      23,346
Exploration costs                               10,248       13,133      31,107
Selling, general and administrative expenses     5,025        7,172       6,242
Other operating expense (income)                  (921)      (3,595)        401
Provision for impairment of mining properties     --         19,768      26,233
Total costs and expenses                        86,234      107,607     141,873
Operating loss                                 (14,987)     (41,931)    (73,133)
Interest income                                  1,731        2,686       3,788
Gain (loss) on sale of assets                     (467)          14         178
Net loss                                     $ (13,723)   $ (39,231)  $ (69,167)
(note 1) Loss per common share                 $ (0.19)     $ (0.53)    $ (0.94)

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
---------------------------


DECEMBER 31 (IN THOUSANDS OF UNITED STATES DOLLARS)

                                                   1999                   1998
                                                 --------               --------
Assets
Current assets:
(note 1) Cash and cash equivalents               $ 20,809               $ 34,122
Trade and other receivables                         5,098                  8,051
(note 3) Inventories                                8,728                  6,302
Other current assets                                  928                  1,526
Total current assets                               35,563                 50,001
(note 4) Property, plant and equipment, net       102,888                 57,515
(notes 1 and 13) Other assets                       3,041                  2,625
Total assets $ 141,492 $ 110,141

Liabilities and  Shareholders' Equity

Current liabilities:
(note 12) Current portion long-term debt         $ 12,000               $   --
Accounts  payable,  trade
and other                                           5,423                  3,894
(note 6) Accrued and other liabilities             17,147                  9,652
Total current liabilities                          34,570                 13,546
(note 12)  Long-term debt,
net of current portion                             18,000                   --
(note  7) Other long-term liabilities              28,516                 23,118

Shareholders' equity:
(note 11) Series 1 preferred shares,
no par value, authorized unlimited shares,
10,000 shares issued and outstanding in 1998         --                      100
(note 1) Common shares, no par value,
authorized unlimited shares, 73,999,891 and
73,641,420 shares issued and outstanding
in 1999 and 1998, respectively                     69,347                 68,595
Additional paid-in capital                          3,658                  3,658
Retained earnings (accumulated deficit)           (12,599)                 1,124
Total shareholders' equity                         60,406                 73,477
Total liabilities and shareholders' equity      $ 141,492              $ 110,141


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Signed on behalf of the Board of Directors:

Dr. David S. Robertson
Director

Brian J. Kennedy
Director

Consolidated Statements of Cash Flows
-------------------------------------


YEAR ENDED DECEMBER 31 (IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                     1999            1998            1997
                                                                   --------        --------        --------
Cash flows from operating activities:
Net loss                                                          $ (13,723)      $ (39,231)      $ (69,167)
Adjustments  to reconcile net loss to
net cash provided by (used in) operating activities:
Provision for depreciation, depletion and amortization               18,869          22,168          23,346
Gain on sale of assets                                                  467             (14)           (178)
Provision for impairment of mining properties                            --          19,768          26,233
Provision for reclamation, net of costs incurred                      6,771             972           5,487
Accrued pension cost                                                    253             172             310
(Increase) decrease in assets:
Trade and other receivables                                           2,953          (6,802)            519
Inventories                                                          (2,426)          3,680           6,781
Other current assets                                                    598           1,833            (642)
Other assets                                                           (528)            616             680
(Decrease) increase in liabilities:
Accounts payable, trade and other                                     1,529          (1,378)         (2,277)
Accrued and other liabilities                                        12,858             870           1,428
Other long-term liabilities                                          (6,489)          1,143              82
Net cash  provided by (used in) operating  activities                21,132           3,797          (7,398)
Cash flows from investing activities:
Capital spending                                                    (64,921)        (23,774)        (18,959)
Disposal of property,  plant and equipment                              324             132             591
Net cash used in investing  activities                              (64,597)        (23,642)        (18,368)
Cash flows from financing activities:
Proceeds  from  long-term  borrowings                                30,000              --              --
Proceeds from sale of common stock                                      752             146              17
Repayments of long-term debt                                           (500)           (500)         (2,500)
Redemption of preferred stock                                          (100)             --              --
Net cash  provided  by (used  in)  financing  activities             30,152            (354)         (2,483)
Decrease in cash and cash equivalents                               (13,313)        (20,199)        (28,249)
Cash and cash equivalents,  beginning of year                        34,122          54,321          82,570
Cash and cash equivalents, end of year                             $ 20,809        $ 34,122       $  54,321

Supplemental disclosure of cash flow information:

Cash paid and (refunds received) for income taxes during 1999, 1998, and 1997 were ($560), ($1,450), and $2,324, respectively.

Cash paid for interest in 1999 was $1.4 million; this cost was capitalized as part of the El Penon mine. There was no such cost in 1998 or 1997.


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Shareholders' Equity
----------------------------------------------------------


YEAR ENDED DECEMBER 31 (IN THOUSANDS OF UNITED STATES DOLLARS)

                                               Number of     Number of
                                                Meridian     Meridian     Meridian     Meridian
                                                  Gold         Gold         Gold         Gold       Additional
                                               Preferred      Common     Preferred      Common       Paid-in       Retained
                                                 Shares       Shares       Shares       Shares       Capital       Earnings
                                               ---------     ---------   ---------     ---------     ---------     ---------

Balance December 31, 1996                            10         73,597        100         68,432         3,658       109,522
Net loss                                                                                                             (69,167)
Issuance of shares upon
exercise of stock options                                            4                        17
Balance December 31, 1997                            10         73,601        100         68,449         3,658        40,355
Net loss                                                                                                             (39,231)
Issuance of shares upon
exercise of stock options                                           40                       146
Balance December 31, 1998                            10         73,641      $ 100       $ 68,595       $ 3,658       $ 1,124
Net loss (13,723)
Issuance of shares upon
exercise of stock options                                          198                       752
Issuance of restricted shares                                      161
Redemption of preferred shares                      (10)                     (100)
Balance December 31, 1999                            --         74,000        $--       $ 69,347       $ 3,658     $ (12,599)


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements
------------------------------------------
AS OF DECEMBER 31


Note 1: Principal Accounting Policies

NATURE OF OPERATIONS AND BACKGROUND

Meridian Gold Inc. ("Meridian") is an exploration oriented gold producer.

BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of Meridian and all majority-owned subsidiaries (collectively referred to as "the Company"). The accounts of joint ventures in which the Company holds an interest are consolidated on a pro rata basis. All significant intercompany accounts are eliminated in consolidation.

These   financial   statements  are  presented  in  accordance  with  accounting principles generally accepted in Canada. As described in note 15, these principles differ in certain respects from principles and practices generally accepted in the United States. The United States dollar is the principal currency of the Company's business; accordingly, the accompanying consolidated financial statements are presented in United States dollars.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Meridian considers all highly liquid marketable securities with remaining maturities at date of purchase of fewer than 91 days to be cash equivalents. Cash equivalents consist primarily of Euro dollar time deposits with major commercial banks and totaled approximately $17.8 million and $33.5 million at December 31, 1999 and 1998, respectively.

INVENTORIES

Finished goods inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. No inventory value is assigned to stockpiled ore, except for in-process ore where cost includes labor, materials and other production costs.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, are recorded at cost. Start-up costs associated with new properties, net of revenues from pre-commercial production, are capitalized as part of the cost of the projects. Depreciation, depletion and amortization for financial reporting purposes are provided on a units of production basis or on the straight-line basis over the shorter of the estimated lives of the assets or the estimated proven and probable recoverable reserves. Gains and losses are reflected in income upon sale or retirement of assets.

MINERAL EXPLORATION AND DEVELOPMENT COSTS

Mineral exploration costs are expensed as incurred. Development costs applicable
to  mineralized   properties   deemed  capable  of  commercial   production  are
capitalized and then amortized using the units of production method.

RECLAMATION

Reclamation and shutdown costs to be incurred following mine closures are estimated and accrued over the life of each mine using the units of production method. Changes in cost estimates are recognized over the remaining reserve life.

REVENUE RECOGNITION

Sales are recognized upon shipment of gold and silver dore to third parties.

INCOME TAXES

The Company adopted the asset and liability method of accounting for income taxes in 1997, and elected to apply the new method retroactive to January 1, 1995. The retroactive application of the new method of accounting for income taxes had no effect on the financial statements for 1997 or 1996.

Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FORWARD SALES AND HEDGING

In order to reduce its exposure to decreasing prices for future gold and silver production, the Company has hedged portions of future gold production by entering into put option contracts and gold and silver forwards.

The costs of the contracts are deferred and recognized as a reduction of sales when the hedged production is sold. Proceeds received upon the exercise of put options are recorded as sales when the hedged production is sold.

LOSS PER COMMON SHARE

Loss per common share has been computed based on the weighted average number of shares of common stock outstanding during the year (73,725,780 shares in 1999, 73,608,853 shares in 1998 and 73,600,788 shares in 1997).

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 1999 the book value of the Company's financial instruments approximates their fair value except as disclosed in Note 13.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.


Note 2: Acquisitions and Divestitures

In June 1994, the Company agreed to purchase the remaining 14 percent interest in the Beartrack joint venture from Minex for $6.0 million. The final installment of $0.5 million due under this note was paid in June 1999.


Note 3: Inventories

Inventories (at cost) consist of the following:


(IN THOUSANDS)                 1999         1998
                               ----         ----

Gold and silver dore         $    --      $   220

In-process ore                 6,278        5,262

Materials and supplies         2,450          820

Total                        $ 8,728      $ 6,302


Gold and silver inventories are in the form of dore, which is delivered to precious metal treatment facilities for further processing.

In-process ore inventory includes the labor, materials, and other production costs of loading ore on the heap leach pads at the Beartrack mine and of delivering ore to the crusher at the El Penon mine. At December 31, 1999, there were approximately 21.1 million tonnes of ore under leach at the Beartrack mine, containing approximately 36,000 ounces of gold, and approximately 250,000 tonnes of in-process ore at El Penon, containing approximately 75,000 ounces of gold. At December 31, 1998 approximately 16.1 million tonnes of ore were under leach at the Beartrack mine, containing approximately 34,000 ounces of gold.


Note 4:  Property, Plant, and Equipment

Property, plant and equipment consists of the following:


(IN THOUSANDS)                                     1999           1998
                                                 --------       --------

Land and land improvements                       $ 22,024       $ 20,804

Less accumulated depreciation                     (16,989)       (12,303)
                                                 ---------      ---------
                                                    5,035          8,501
                                                 ---------      ---------
Buildings                                          15,218         13,087

Less accumulated depreciation                     (11,323)        (9,281)
                                                 ---------      ---------
                                                    3,895          3,806
                                                 ---------      ---------
Machinery and equipment                           117,423        109,584

Less accumulated depreciation                     (99,401)       (90,867)
                                                 ---------      ---------
                                                   18,022         18,717
                                                 ---------      ---------
Development costs                                 102,020         98,317

Less accumulated depletion                        (91,771)       (88,891)
                                                 ---------      ---------
                                                   10,249          9,426
                                                 ---------      ---------
Construction in progress and deferred
start-up costs                                     65,687         17,065
                                                 ---------      ---------
Net property, plant and equipment               $ 102,888       $ 57,515


Allocated to the projects as follows:


(IN THOUSANDS)                                     1999            1998
                                                 --------        --------

Beartrack mine                                    $ 6,451       $ 19,562
Jerritt Canyon mine                                18,799         17,893
Rossi project                                       5,500          5,500
El Penon mine                                      70,538         12,920
Royal Mountain King property                          449            449
Administrative and exploration assets               1,151          1,191
                                                ---------       --------
Net property, plant and equipment               $ 102,888       $ 57,515


Note 5: Joint Venture

The Company's 30% interest in Jerritt Canyon Joint Venture is reflected in the consolidated financial statements on a pro rata basis. The Company's share of the joint venture's assets, liabilities, revenues and expenses included in the accompanying financial statements are as follows:


(IN THOUSANDS)                               1999          1998          1997
                                           --------      --------      --------

Current assets                             $  1,745      $  1,071      $  2,065
Property, plant and equipment, net           18,799        17,893        15,339
Investments and other assets                     48           492           561
                                            -------       -------       -------
Total assets                                 20,592        19,456        17,965

Current liabilities                           2,962         3,657         2,219
Long-term liabilities                        11,418        12,530         9,720
                                            -------       -------       -------
Total liabilities                            14,380        16,187        11,939

Equity in Joint Venture                    $  6,212      $  3,269      $  6,026
                                            -------       -------       -------
Revenue                                    $ 30,318      $ 30,506      $ 30,559
Expenses
Cost of sales                                23,294        20,791        29,060
Depreciation, depletion and amortization      5,323         6,617        10,053
Impairment of assets                             --            --        26,233
Gain on curtailment of pension plan           1,347            --            --
                                            -------       -------       -------
Net operating income (loss)                $  3,048      $  3,098      $(34,787)
                                            -------       -------       -------
Cash provided by operating activities      $ 10,066      $ 14,297      $ 11,403
Cash used in investing activities            (6,406)       (9,184)      (12,737)



Note 6:  Debt

On June 30, 1999 the Company finalized the terms of a $50 million debt facility with Standard Bank of London Limited; as of December 31, 1999, Meridian has drawn $30 million against this facility to finance construction at El Penon. The debt matures over five years with an interest rate of LIBOR +2.25% during construction, converting to LIBOR + 2.0% following completion testing. The financing is secured by the El Penon assets and by a Corporate guarantee until commercial production, as defined by the terms of the loan, is achieved. Upon reaching commercial production, the Corporate guarantee will be eliminated and the project assets alone will secure the loan. Under the terms of the agreement, the remaining balance of $20 million not yet drawn under the facility will be available to the Company for corporate purposes until October 2000.

The $30 million outstanding at December 31, 1999 matures as follows: $12 million in 2000, $7.5 million in 2001, $4.5 million in 2002, and $6.0 million in 2003.


Note 7:  Accrued and Other Liabilities

Accrued and other liabilities consist of the following:


(IN THOUSANDS)                                             1999         1998
                                                         --------     --------

Shutdown and reclamation accrual (notes 1 and 7)          $ 8,644      $ 3,265
Notes payable (note 2)                                         --          500
Accrued bonus and payroll                                   2,353        2,707
Deferred revenue (note 13)                                  2,327           --
Other                                                       3,823        3,180
                                                         --------      -------
Total                                                    $ 17,147      $ 9,652


Note 8:  Other Long-term Liabilities

Other long-term liabilities consist of the following:

(IN THOUSANDS)                                             1999         1998
                                                         --------     --------

Shutdown and reclamation accrual (notes 1 and 7)         $ 20,916     $ 19,521
Accrued pension cost (note 10)                                735          482
Deferred revenue (note 13)                                  1,602           --
Other                                                       5,623        3,115
                                                         --------     --------
Total                                                    $ 28,516     $ 23,118


Shutdown and reclamation accruals represent estimated costs of earthwork, including detoxification and recontouring, revegetation, and stabilization. The costs of heap-leach encapsulation and facility decommissioning are also included in these accrued costs.

In determining the estimated costs, the Company considers such factors as changes in laws and regulations, the likelihood that additional permits will be required, and requirements under existing operating permits. Such analyses are performed on an ongoing basis.

Although the ultimate amount of reclamation obligations to be incurred is uncertain, as of December 31, 1999 Meridian has estimated these costs for all of its properties to be $35 million, and at December 31, 1999, accrued reclamation costs, including the current portion, were $29.6 million for all properties. The provision for reclamation costs charged to operations was $12.1 million, $4.2 million, and $9.7 million in 1999, 1998 and 1997, respectively. The 1999 provision included a charge of approximately $5.7 million relating to an increase in the Company's reclamation liability for the Royal Mountain King mine. Actual reclamation expenditures were $5.4 million, $3.2 million, and $4.2 million in 1999, 1998 and 1997, respectively.


Note 9:  Income Taxes

Meridian commenced operations in July, 1996 upon completion of a series of transactions in which the Company was reincorporated in Canada and became the successor to the business of FMC Gold (the "Reincorporation"). In 1995 and prior to the Reincorporation, the Company was included in FMC's consolidated federal income tax return. Under a tax-sharing agreement with FMC, the Company paid to FMC amounts generally equal to the tax the Company would have been required to pay had it filed a separate return, and FMC paid to the Company amounts generally equal to any tax benefits the Company would have realized on a separate return basis which were realized by FMC. Under the terms of the agreement, the Company is obligated to reimburse FMC for any amounts, including penalties and interest, that it may be assessed upon an examination of the consolidated returns by the IRS, to the extent that the additional income taxes are attributable to the Company's operations prior to the Recapitalization. The Company believes that it has adequately provided for any amounts that may ultimately be payable to FMC under the agreement.

In connection with the Reincorporation, Meridian and FMC jointly agreed to elect to treat the disposition of the shares of Meridian by FMC as an asset sale. As a result, Meridian's assets were adjusted to their fair market value for income tax purposes. Accordingly, the Company's net operating loss and alternative minimum tax credit carryforwards remained with FMC at the time of the Reincorporation.

On October 26, 1998, the Company entered into foreign investment contracts under Chilean Decree Law 600 ("DL600"), under which all prior spending in Chile by the Company was consolidated. Under the provisions of these DL600 contracts, the Company has elected to have its earnings taxed at a rate of 42% based on Chilean tax statutes in effect as of the date of the contracts. As provided for in the statutes governing DL600 contracts, the Company retains the right to elect that future earnings be taxed at the statutory rate rather than the rate provided in the DL600.

The income tax provision (benefit) differs from that computed by applying the United States applicable federal statutory rate of approximately 34 percent to income before taxes as follows:


YEAR ENDED DECEMBER 31 (IN THOUSANDS)            1999       1998       1997
                                               --------   --------   --------

Income tax benefit calculated using
 statutory tax rate                             (4,665)    (13,339)   (23,516)
Increase in valuation allowance for
future income tax assets                         4,053      13,125     23,441
Other                                              612         214         75
                                               -------     -------    -------
Actual tax provision (benefit)                  $   --      $   --     $   --


The significant components of the Company's future income tax assets and liabilities at December 31, 1999 and 1998 are as follows:


(IN THOUSANDS)                                      1999              1998
                                                 ----------        ----------

Deferred income tax assets:
U.S.: Property, plant and equipment                $ 18,627          $ 18,304
Reclamation reserves                                 10,895             6,920
Net operating loss carryforwards                      3,091             2,278
Other, net                                            1,304             1,290
Chile: Property, plant and equipment                  3,340             3,340
Net operating loss carryforwards                     19,925            14,924
Other, net                                              270               360
Other foreign:
Net operating loss carryforwards                      1,904             1,098
Other, net                                               --                --
                                                    --------          --------
Total deferred income tax assets                     59,356            48,666
Valuation allowance                                 (50,219)          (46,166)
                                                    --------          --------
Deferred income tax assets, net of allowance          9,137             2,500
Deferred income tax liabilities:
U.S.: Other, net                                     (2,500)           (2,500)
Chile: Property, plant and equipment                 (6,637)               --
                                                    --------          --------
Total deferred income tax liabilities                (9,137)           (2,500)
                                                    --------          --------
Net deferred income tax assets                       $   --            $   --


At December 31, 1999, the Company and subsidiaries included in these consolidated financial statements had available U.S. loss carryforwards of $8.8 million, which expire in the years 2018 and 2019, a Chilean net operating loss carryforward of approximately $58.6 million, which may be carried forward indefinitely, and Canadian net operating loss carryforwards of approximately $5.6 million which will expire between the years 2003 and 2006.


Note 10:  Geographic Sales and Sales to Major Customers

Sales (excluding hedging transactions) to unaffiliated customers by destination of sale are as follows:

YEAR ENDED DECEMBER 31 (IN THOUSANDS)              1999       1998       1997
                                                 --------   --------   --------

USA                                              $ 61,551   $ 56,115   $ 17,545
Western Europe                                      6,772      6,742     50,294
                                                 --------   --------   --------
Total                                            $ 68,323   $ 62,857   $ 67,839


The Company's gold and silver dore production is purchased and refined by European and United States refiners. Sales were to three refiners in 1999 and 1997, and to two refiners in 1998, each representing 10 percent or more of consolidated sales. The Company believes that several other refiners would be willing to purchase the Company's production should any of the current refiners discontinue buying the Company's production.


Note 11:  Employee Plans

The Company has a defined benefit pension plan covering substantially all salaried employees. Pension benefits are generally based on years of service and average yearly earnings. The Company's funding policy is to contribute the minimum amount required by applicable regulations. The amortization period for unrecognized gains and losses is 12 years and is based on the expected average remaining service life of eligible employees. Net periodic pension expense is composed of the following:


YEARS ENDED DECEMBER 31 (IN THOUSANDS)            1999       1998       1997
                                                --------   --------   --------

Accrual for service cost                           $ 364      $ 287      $ 265
Interest cost                                        184        156        124
Return on assets                                    (218)      (154)      (121)
Net amortization and deferral                        (78)       (24)        --
                                                --------   --------   --------
Net periodic pension cost                            252        265        268


The  following   table   represents  the  plan's  funded  status  and  actuarial
assumptions at December 31, 1999 and 1998:


YEARS ENDED DECEMBER 31 (IN THOUSANDS)            1999       1998       1997
                                                --------   --------   --------
Projected benefit obligation                     $ 2,768    $ 2,395    $ 1,897
Market value of plan assets                        2,836      2,562      1,875
                                                --------   --------   --------
Projected benefit obligation in excess
of (less than) plan assets                           (68)      (167)        22
                                                --------   --------   --------
Unrecognized net gain                                803        649        288
                                                --------   --------   --------
Accrued pension cost                                 735        482        310

Actuarial assumptions:
Weighted average discount rate                      8.25%      8.25%      8.25%
Weighted average rate of compensation increase      6.44%      6.59%      6.90%


The Company also has a non-qualified unfunded supplementary retirement plan that provides employees with retirement benefits in excess of qualified plan limits imposed by law. At December 31, 1999 and 1998, the projected benefit obligation under this plan totaled approximately $1.2 million and $0.5 million, respectively. The projected benefit obligation (PBO) is determined using the same methods and assumptions as those used for the calculation of the PBO for the qualified plan discussed above.


Note 12:  Share Capital

The authorized share capital of the Company consists of an unlimited number of preferred shares without par value and an unlimited number of common shares without par value. Preferred shares are issuable in series. The Board of Directors is authorized to fix the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The preferred shares rank prior to the common shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares as a class are entitled by law to vote, the holders of preferred shares are not entitled to vote.

The Company had 10,000 shares of Series 1 preferred stock outstanding at December 31, 1998 which were redeemed at $10 per share in May 1999. Dividends at 5% per annum payable on the preferred shares were recorded as compensation expense.

In 1989, the stockholders of FMC Gold Company approved the FMC Gold Company 1988 Long-term Incentive Compensation Plan (the "1988 Plan"), which authorized the Board of Directors to grant stock options to key employees of the Company. Under the terms of the 1988 Plan, options were granted at the fair market value of the common stock as of the date of grant. Stock options granted in 1988 had an exercise price ranging from $9.625 to $10.625 and expired May 6, 1998. During 1992, additional options were granted to purchase 223,000 shares of common stock at an exercise price of $4.25, with an expiration date of April 2007. In connection with the Reincorporation, FMC Gold stock options granted under the 1988 Plan were converted to options to purchase a like number of common shares of the Company.

During 1999, the Company's shareholders adopted the Meridian Gold Inc. 1999 Share Incentive Plan (the "1999 Plan"), which replaced the Company's 1996 Share Option Plan and which provides for the granting of equity-based or equity-related awards to certain directors, officers and employees of the Company. A maximum of 5,200,000 shares of common stock are reserved for issuance under the 1999 Plan. Options are granted at exercise prices equal to the fair market value of the common stock at date of grant, for a period of ten years. The options vest over periods of one to five years.

At December 31, 1999 options to purchase 3,241,446 common shares with a weighted average remaining life of 7.5 years were outstanding, as detailed in the table below. The options outstanding and exercisable at December 31, 1999 had a weighted average exercise price of $4.407 and $3.954, respectively.


                                              NUMBER OF          OPTION PRICE
                                            COMMON SHARES       U.S.$ PER SHARE
                                            -------------       ---------------

Outstanding, December 31, 1996                  1,679,950       3.650 - 10.625
Granted in 1997                                   932,900       2.250 -  5.250
Exercised in 1997                                  (4,000)               4.250
Surrendered in 1997                               (34,775)      3.650 -  4.250
-------------------------------------------------------------------------------
Outstanding, December 31, 1997                  2,574,075       2.250 - 10.625
Granted in 1998                                 1,264,000       3.187 - 4.6250
Exercised in 1998                                 (39,925)               3.650
Surrendered in 1998                              (541,117)      3.650 - 10.625
-------------------------------------------------------------------------------
Outstanding, December 31, 1998                  3,257,033       2.250 -  5.250
Granted in 1999                                   313,600               6.6875
Exercised in 1999                                (197,571)      3.650 - 4.3750
Surrendered and expired in 1999                  (131,616)      3.650 - 4.6250
-------------------------------------------------------------------------------
Outstanding, December 31, 1999                  3,241,446       2.250 - 6.6875
Exercisable, December 31, 1999                  1,006,720       2.250 -  5.250


In October 1999 the Company awarded 160,900 restricted common shares under the Plan. These shares vest ratably over a three-year period.

In March 1999, the Company established a Shareholder Rights Plan, which replaced the existing Plan established in July 1996. The Plan has a term of ten years and expires on July 30, 2009. In implementing the Plan, one Right was distributed for each common share outstanding on July 30, 1999, as well as each common share to be issued prior to the Separation Time. The "Separation Time" is defined as the tenth trading day after the earlier of (i) the first date of public announcement that a person or group other than certain exempt persons (an "Acquiring Person"), together with affiliates or associates, has acquired, or obtained the right to acquire, 20% or more of any class of voting shares of the Company; or (ii) the date of commencement or announcement of a Take-over Bid (as defined in the Shareholder Rights Plan Agreement). A "Take-over Bid" means an offer to acquire voting shares of the Company (or securities convertible into such shares) which, if successful, would result in the person making such an offer ("the Offeror") beneficially owning 20% or more of any class of the voting shares of the Company.

The Shareholder Rights Plan Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the common shares. After the Separation Time, separate Rights Certificates will be mailed to holders of record of the common shares as of the Separation Time. After the Separation Time and prior to the Expiration Time, the Rights are exercisable by the holders. Each Right will entitle the holder to purchase one common share for the Exercise Price (as defined in the Shareholder Rights Plan Agreement).


Note 13:  Hedging Contracts

During 1999, the Company liquidated all put option contracts that were outstanding at December 31, 1998, consisting of options to sell 91,000 ounces at a strike price of $400 per ounce. These contracts were exercisable over three years, from 1999 to 2001. Accordingly, the Company recognized income of $2.9 million during 1999 and recorded deferred revenue of $3.9 million as of December 31, 1999.

Hedging revenue recognized on put option contracts was $2.8 million in 1998 and $0.9 million in 1997. The carrying value of put options (at cost) was $1.3 million at December 31, 1998.

To mitigate continued risks associated with changes in the market price of gold, Meridian entered into new put option contracts during the year. These contracts are for a total of 59,000 ounces, bear a strike price of $285 per ounce and are exercisable at intervals through November 2001. At December 31, 1999, the carrying value of these options (at cost) was $0.5 million. Put options establish a minimum sales price for the production covered by such contracts and permit the Company to participate in any price increases above the strike price of such options. The estimated market value of the put options as of December 31, 1999, which varies with changes in the market price of gold, was $0.6 million.

In connection with the requirements of the Standard Bank loan facility described in note 6, the Company instituted an expanded hedge program during 1999 consisting of gold fixed forwards and silver forwards. The contracted gold forwards contain no lease-rate swap risk; the only lease rates that have not been fixed are for silver forwards in the years 2003 and 2004. The Company's credit risk due to non-performance by counterparties to its forward and option contracts is minimal, as it currently obtains all such financial instruments from Standard Bank. Accordingly, the Company does not anticipate loss for non-performance.

At December 31, 1999, the Company's gold and silver forward program consisted of:


           GOLD FIXED FORWARDS           SILVER FORWARDS
          ----------------------    ------------------------
Year       OUNCES     AVG.PRICE       OUNCES      AVG.PRICE
----      -------     ---------     ---------     ---------
2000       88,440       $ 305       1,830,000       $ 5.34
2001       91,800       $ 309       1,700,000       $ 5.34
2002      103,310       $ 313       1,800,000       $ 5.34
2003      107,680       $ 317       2,000,000       $ 5.34
2004       93,770       $ 321       2,000,000       $ 5.34


Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices. The Company's forward contracts had no carrying value at December 31, 1999, at which date their approximate market value was negative $6.7 million. This valuation was calculated using market projections which are subject to constant change with fluctuating circumstances in the gold market and does not represent expected future losses by the Company. Since the majority of the Company's anticipated gold production is unhedged (less than 10% of the gold reserves and resources are hedged), Meridian is in a position to benefit from the gold price increases assumed in the calculations. Thus, if gold prices behave as projected in the mark to market calculations, the Company should realize substantial offsetting benefits in its unhedged gold sales.

Note 14:  Commitments and Contingent Liabilities

The Company leases office and warehouse space in Reno and Santiago, as well as various types of equipment (primarily mobile mining equipment at the Beartrack mine) under operating leases. Total rent expense under all operating leases amounted to $2.9 million, $2.3 million and $1.9 million for 1999, 1998 and 1997, respectively. Minimum future rentals under noncancellable leases aggregated approximately $2.8 million as of December 31, 1999, and are estimated to be payable $1.0 million in 2000, $0.4 million in 2001, $0.4 million in 2002, $0.4 million in 2003, and $1.1 million thereafter.

Beginning in November 1995, the National Forest Service and the National Marine Fisheries Service had been working under court order to complete a reinitiated consultation under Section 7 of the Endangered Species Act ("the Act") on the potential impacts of the Beartrack Mine on salmon and their designated critical habitat listed under the Act. This case was administratively closed during 1999, with no impact on the Beartrack mine. Also in 1999, the National Marine Fisheries Service removed the area from critical habitat designation.

The Company is exposed to certain other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management believes that the resolution of such matters will not materially affect the financial position, results of operations or cash flows of the Company.


Note 15:  Differences from United States Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles and practices generally accepted in the United States ("U.S. GAAP"). Except as noted below, none of these differences have a material effect on the financial statements of the Company.

Under U.S. GAAP, the Company would have been required to expense the cost of start-up activities at the El Penon mine as incurred; these costs were capitalized under Canadian GAAP. Broadly defined, start-up activities consist of the operating activities of the facility prior to reaching commercial production levels. Sales revenues and costs incurred during this time give rise to differences under Canadian and United States GAAP. The differences that would have resulted from the Company following U.S. GAAP in 1999 with regard to the El Penon startup are summarized below. There were no material differences in 1998 or 1997.


                                        CANADIAN GAAP            U.S. GAAP
                                       ---------------       ----------------
Consolidated Balance Sheet
Property, plant and equipment, net            102,888                98,563
Total assets                                  141,492               137,167
Retained earnings                             (12,599)              (16,924)
Total shareholders' equity                     60,406                56,081
Consolidated Statement of Earnings:
Sales revenue                                  71,247                78,540
Cost of sales                                  53,012                61,445
Depreciation, depletion
and amortization                               18,869                21,253
Operating loss                                (14,987)              (18,521)
Interest income, net                            1,731                   930
Net loss                                      (13,723)              (18,048)
Net loss per common share                       (0.19)                (0.24)
Consolidated Statement of Cash Flows:
Cash from operations                           21,132                19,191
Capital spending                              (64,921)              (62,980)



Note 16:  Outcome of the Year 2000 Issue

As of the date of this report, the Company has reported no adverse effects resulting from the Year 2000 issue. Internal computerized systems have continued to function properly, and no problems affecting customers, vendors, suppliers or other third parties have been reported.

Supplementary Data
------------------

Quarterly Results and Stock Data

(IN MILLIONS OF UNITED STATES DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                                       1999                                              1998
                                    --------------------------------------------     --------------------------------------------
                                    4th Qtr.    3rd Qtr.    2nd Qtr.    1st Qtr.     4th Qtr.    3rd Qtr.    2nd Qtr.    1st Qtr.
                                    --------    --------    --------    --------     --------    --------    --------    --------
Sales(1)                             $ 24.9      $ 17.3      $ 16.8      $ 12.2       $ 21.3      $ 14.2      $ 15.9      $ 14.3
Operating loss(1)                      (1.2)       (4.3)       (6.0)       (3.5)       (21.2)       (8.8)       (6.0)       (5.9)
Gain (loss) on sale of assets(1)       (0.4)         --          --        (0.1)          --          --          --          --
Interest income(1)                      0.3         0.5         0.5         0.4          0.5         0.7         0.7         0.8
Net loss(1)                            (1.3)       (3.8)       (5.5)       (3.1)       (20.7)       (8.1)       (5.3)       (5.1)
Loss per common share(1)               (0.03)      (0.05)      (0.07)      (0.04)       (0.28)      (0.11)      (0.7)       (0.7)
Common stock prices(2)
NYSE
High                                 $8 3/4      $ 7 13/16   $6 5/16     $6 1/2       $ 5 13/16   $4 7/8      $4 1/16      $ 3 15/16
Low                                  $5 5/8      $3 15/16    $ 4 1/4     $5 1/2       $4 5/8      $2 1/4      $ 2          $ 2 13/32
TSE (CDN$)
High                                 $12.35      $ 11.50     $ 9.25      $ 9.70       $ 9.00      $ 7.35      $ 6.00       $ 5.60
Low                                  $ 8.35      $ 5.85      $ 6.40      $ 8.25       $ 7.20      $ 3.15      $ 2.85       $ 3.50


(1) Quarterly figures may not sum to full-year amounts due to rounding.
(2) Meridian Gold shares are traded on both The Toronto Stock Exchange ("TSE") and the New York Stock Exchange ("NYSE").

Supplementary Data
------------------


Meridian Gold Reserves and other Mineralized Materials

                                         December  31,  1999                       December  31,  1998
                            -----------------------------------------     -----------------------------------------
                                    Ore Grade        Contained Ounces           Ore Grade          Contained Ounces
                            -----------------------  ----------------     ----------------------   ----------------
                              Ore                                          Ore
                            tonnes    Gold   Silver   Gold   Silver       tonnes   Gold   Silver     Gold    Silver
                            (mils)    (g/t)   (g/t)  (K oz)  (K oz)       (mils)   (g/t)   (g/t)    (K oz)   (K oz)
                            ------    -----  ------  ------  ------       ------   -----  ------    ------   ------
Beartrack
Proven and probable          0.97      1.6      --      45      --           5.7     1.5      --      284        --

Jerritt Canyon (30%  share)
Proven  and  probable        1.8       8.1      --     456      --           1.9     7.7      --      479        --
Other mineralized material   4.8       7.4      --   1,142      --           5.6     7.1      --    1,259        --

El Penon
Proven and probable          4.8       8.0     126   1,233   19,302          4.7     6.0      96      894     14,402
Other mineralized material   4.8      11.2     190   1,713   29,141          4.7    12.7     209    1,915     31,564

Rossi
Other mineralized  material  2.8      12.7      --   1,069      --           2.8    12.7      --    1,069         --

Total - Meridian's Share
Proven and probable                                  1,734   19,302                                 1,657     14,402
Other mineralized material                           3,924   29,141                                 4,243     31,564

Gold Price Assumption ($/oz) (1)                    $ 300                                           $ 300


(1) Beartrack proven and probable reserves at December 31, 1998 used a gold price assumption of $325 per ounce.

Meridian Gold Directors
-----------------------

Brian J. Kennedy,
President and Chief Executive Officer, Meridian Gold Inc.
Mr. Kennedy has been active in the gold industry since 1981. In 1996, he guided Meridian Gold Inc. through a successful secondary offering of shares that resulted in the independence of FMC Gold from its former parent company, FMC Corporation. Mr. Kennedy holds a BS degree from the US Naval Academy and an MBA from Harvard University

Malcolm W. MacNaught
Mr. MacNaught is a private investor, who culminated a highly successful 28-year career in 1996 with Fidelity Investments where he managed the Fidelity Select Precious Metals and Minerals fund and the Fidelity Select American Gold Portfolio fund. He also acted as Manager of Fidelity Advisor Global Resources. Mr. MacNaught received his bachelors degree in economics at Yale College and his MBA from Northeastern University in Boston, Massachusetts.

Christopher R. Lattanzi
Mr. Lattanzi, elected to the Board of Directors in February 1999, is a mining engineer and President of Micon International Limited, mineral industry consultants. He holds a B.Eng. (Mining) from the University of Melbourne, and has nearly 40 years of experience in the planning and supervision of mining operations, and as a consultant in the mining industry.

John A. Eckersley
Mr. Eckersley is a private investor and most recently held the position of Vice-President, Secretary and General Counsel of Placer Dome Inc., from which he retired in 1995 after 22 years of service. He holds a B.Sc. (Geology) and LLB from the University of British Columbia.

Robert G. Matthews
Mr. Matthews is currently a private investor, who retired in 1990 as Vice President and Director, Corporate Finance with RBC Dominion Securities where he specialized in mine financing, mergers and acquisitions. He received a B.Sc. (Geology) from the University of Toronto.

Dr. David S. Robertson,
Chairman of the Board of Directors, Meridian Gold Inc.
Dr.   Robertson  is  currently  a  consultant  in  the  mining   industry.   His
distinguished career in the mining industry has spanned over 30 years. Dr. Robertson is noted for his extensive knowledge and research on reserve classification, mineral evaluation and economic geology, and has acted as a consultant on several mining projects. He has served as a director for several mining companies, and as president of the Canadian Institute of Mining, Metallurgy and Petroleum.

Meridian Gold Officers
----------------------

Edward H. Colt
Vice-President, Finance and Chief Financial Officer and Corporate Secretary

Peter C. Dougherty
Chief Accounting Officer and Controller

Richard C. Lorson
Vice-President, Exploration

Brian J. Kennedy
President and Chief Executive Officer

Christopher D.S. Bates
Vice-President, Business Development

Gonzalo F. Tufino
Vice-President, Development

Wayne M. Hubert
Investor Relations Officer

Edgar A. Smith
Vice-President and General Manager, El Penon

Shareholder Information
-----------------------

CORPORATE OFFICES

9670 Gateway Drive, Suite 200
Reno, NV 89511-8953
Telephone: (775) 850-3777
or (800) 557-4699
Fax: (775) 850-3733

ANNUAL MEETING
The Company's annual shareholder meeting will be held at 4 p.m. on Tuesday, May 2, 2000 at the Toronto Stock Exchange Conference Centre located on street level of The Exchange Tower, 130 King Street West (NE cor-ner of King and York Streets).

STOCK EXCHANGE LISTINGS
The Company's common shares are listed and traded on The Toronto Stock Exchange under the symbol "MNG" and on the New York Stock Exchange under the symbol "MDG".

AUDITORS
KPMG LLP
Denver, Colorado

INVESTOR RELATIONS
For public and media inquiries, or copies of the Company's annual information form, annual report or quarterly reports, please contact Wayne M. Hubert at
(775) 850-3730 or (800) 572-4519, or visit the Company's web site at www.meridiangold.com. The Company's filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com. The Company's filings with the U.S. Securities and Exchange Commission can be accessed at the SEC's web site: www.sec.gov.

TRANSFER AGENTS AND REGISTRARS
The Trust Company of Bank of Montreal in Montreal, Toronto, Calgary and Vancouver, Canada

The Trust Company of Bank of Montreal
129 St. Jacques Street, B Level North
Montreal, Quebec H2Y 1L6
Attention: Shareholder Services
Telephone: (800) 332-0095
or (514) 877-2584

Harris Trust Company of New York
Wall Street Plaza
88 Pine Street
New York, NY 10005
Telephone: (800) 332-0095